Sheet1

File Number: 811-3111
CIK Number: 320281
For the Period Ending: 03/31/2002

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the year ended March 31, 2002.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date
04/24/2001	$25,000	Harris Co. Texas Hlth Facs	3.75%	02/15/2027
05/04/2001	24,450	Harris Co. Texas Hlth Facs	3.10	02/15/2027
06/06/2001	6,800	Collier Cnty Health Fac	1.60	01/01/2033
06/06/2001	34,400	Indiana Health Fac/Daily	1.65	03/01/2030
06/06/2001	8,000	Lincoln County WYO	1.55	11/01/2014
07/25/2001	45,000	Harris Co. Texas Hlth Facs	2.50	02/15/2027
11/28/2001	10,000	Kemmerer WY PCR	1.20	11/01/2014
12/10/2001	7,000	Puerto Rico Comwlth	0.82	12/01/2015
12/10/2001	24,900	Long Island Power Auth NY	0.97	04/01/2025
02/28/2002	33,700	Indiana Health Fac Fing Auth	1.30	03/01/2030

Last Updated on 05/28/2002
By Win95 User